UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Torchlight Energy Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

89102U103

(CUSIP Number)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS Anthion Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,140,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,140,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 73,515,792 shares of common stock outstanding on September 16, 2019 as disclosed in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2019.

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS Anthion Partners II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,140,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,140,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 73,515,792 shares of common stock outstanding on September 16, 2019 as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on October 4, 2019.

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS Sero Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 492,611
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 492,611
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,611
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 73,515,792 shares of common stock outstanding on September 16, 2019 as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on October 4, 2019.

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS David Moradi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,736,998
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,736,998
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,998
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 73,515,792 shares of common stock outstanding on September 16, 2019 as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on October 4, 2019.

Amendment No. 2 to Schedule 13G

This Amendment No. 2 (the “Amendment”) amends the Amendment No. 1 to Schedule 13G originally filed by Anthion Management, LLC, a Delaware limited liability company (“Anthion Management”), Anthion Partners II LLC, a Delaware limited liability company (“Anthion Partners”), and David Moradi (together with Anthion Management and Anthion Partners, collectively, the “Reporting Persons”), relating to Common Stock, $0.001 par value (“Common Stock”), of Torchlight Energy Resources, Inc., a Nevada corporation (the “Issuer”) on February 5, 2019 and the Schedule 13G originally filed by the Reporting Persons, relating to Common Stock of the Issuer on April 25, 2018 (the “Schedule 13G”).

The Schedule 13G is hereby amended and restated to read as follows:

Item 1 (a).	Name of Issuer:

Torchlight Energy Resources, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

5700 W. Plano Parkway, Suite 3600

Plano, Texas 75093

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons:

(i)	Anthion Management, LLC, a Delaware limited liability company;

(ii)	Anthion Partners II LLC, a Delaware limited liability company;

(iii)	Sero Capital LLC, a Delaware limited liability company; and

(iv)	David Moradi.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

119 Washington Avenue, Suite 406

Miami Beach, FL 33139

Item 2 (c).	Citizenship:

Anthion Management – Delaware

Anthion Partners – Delaware

Sero Capital LLC – Delaware

David Moradi – United States of America

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2 (e).	CUSIP Number:

89102U103

Item 3.	Not applicable.

Item 4.	Ownership.

For Anthion Management:

(a)	Amount beneficially owned: 1,140,000 shares of Common Stock

(b)	Percent of class: 1.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,140,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,140,000

(iv)	Shared power to dispose or to direct the disposition of: 0

For Anthion Partners:

(a)	Amount beneficially owned: 1,140,000 shares of Common Stock

(b)	Percent of class: 1.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,140,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,140,000

(iv)	Shared power to dispose or to direct the disposition of: 0

For Sero Capital LLC:

(a)	Amount beneficially owned: 492,611 shares of Common Stock

(b)	Percent of class: 0.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 492,611

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 492,611

(iv)	Shared power to dispose or to direct the disposition of: 0

For David Moradi:

(a)	Amount beneficially owned: 1,736,998 shares of Common Stock

(b)	Percent of class: 2.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,736,998

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,736,998

(iv)	Shared power to dispose or to direct the disposition of: 0

Based on 73,515,792 shares of common stock outstanding on September 16, 2019 as disclosed in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a group.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item	10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2019

ANTHION MANAGEMENT, LLC

/s/ David Moradi
By: David Moradi
Title: Managing Member

ANTHION PARTNERS II LLC

By: Anthion Management, LLC, its manager

/s/ David Moradi
By: David Moradi
Title: Managing Member

SERO CAPITAL LLC

/s/ David Moradi
By: David Moradi
Title: Member

DAVID MORADI

/s/ David Moradi
David Moradi

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of October 30, 2019, by and among Anthion Management, LLC, Anthion Partners II LLC, Sero Capital LLC and David Moradi, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.